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                         May 22, 2024

       Xiaoyang Huang
       Chief Executive Officer
       HiTek Global Inc.
       Unit 304, No. 30 Guanri Road, Siming District
       Xiamen City, Fujian Province, People   s Republic of China

                                                        Re: HiTek Global Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed May 16, 2024
                                                            File No. 333-279459

       Dear Xiaoyang Huang:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Aliya
Ishmukhamedova at 202-551-7519 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Technology
       cc:                                              Bradley A. Haneberg